April 28, 2025

Wai Chung
Director and Treasurer
WFN Credit Company, LLC
3095 Loyalty Circle
Columbus, Ohio 43219

       Re: WFN Credit Company, LLC
           World Financial Network Credit Card Master Note Trust
           World Financial Network Credit Card Master Trust
           Registration Statement on Form SF-3
           Filed April 2, 2025
           File Nos. 333-286337, 333-286337-01 and 333-286337-02
Dear Wai Chung:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
Form of Prospectus
Summary of Risk Factors, page 40

2. We note that your form of prospectus includes a Summary of Risk Factors that exceeds two pages. Item 105(b) of Regulation S-K requires that the risk factor
 April 28, 2025
Page 2

       summary be no more than two pages. Please revise.
Trust Portfolio
Addition of Trust Assets, page 147

3. We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the trust if certain conditions are satisfied. Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositors or the sponsor as required by Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and
       1111(g)(8) of Regulation AB.
Use of Proceeds, page 249

4. We note your disclosure that WFN Credit Company, LLC will receive the net proceeds from the sale of the notes and may use those proceeds to retire debt, including to retire existing series of investor certificates or notes that are variable interest, and may use a portion of the net proceeds for general corporate purposes.
       Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to WFN Credit Company,
       LLC to use for its own purposes. If the issuing entity will use a portion of the proceeds, revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to
       Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, revise to clarify whether the payment of net proceeds directly to WFN Credit
       Company, LLC will result in a reduction of the Transferor Amount.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance